UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: April 3, 2018

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON ANNOUNCES WITHDRAWAL OF MANDATORY TENDER OFFER IN RELATION TO GLOBAL TELECOM HOLDING S.A.E.

Amsterdam, 3 April 2018 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services headquartered in Amsterdam and serving more than 240 million customers, announces that it has notified the Egyptian Financial Regulatory Authority (EFRA) that, given the lapse of time and absence of approval, VEON is withdrawing the Mandatory Tender Offer (MTO) filed on November 8, 2017, and does not intend to proceed with another MTO at this time.

VEON had applied to EFRA seeking approval for a MTO for any and all shares of Global Telecom Holding S.A.E. not owned by VEON.

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with an ambition to lead the personal internet revolution for over 240 million customers it currently serves, and many others in the years to come.

For more information visit: www.veon.com.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s withdrawal of the Mandatory Tender Offer (MTO) for any and all shares of GTH not owned by VEON and its intention not to proceed with another MTO. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contacts

Investor Relations

Richard James

ir@veon.com

Media and Public Relations

Maria Piskunenko

pr@veon.com